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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           Juno Online Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   482048 10 5
                           --------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
                       CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 11 pages

CUSIP NO. 482048 10 5
--------------------------------------------------------------------------------
    1. Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       David E. Shaw
--------------------------------------------------------------------------------
    2. Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)                                                                   |_|
       (b)                                                                   |X|
--------------------------------------------------------------------------------
    3. SEC Use only

--------------------------------------------------------------------------------
    4. Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
              5. Sole Voting Power          9,780,589
                                            This includes (i) 2,394,138 shares
                                            held by David E. Shaw directly, (ii)
                                            29,999 shares that are issuable upon
                                            the exercise of options held by
                                            David E. Shaw, (iii) 542,500 shares
                                            held by an irrevocable stock trust
                                            in the name of David E. Shaw, of
                                            which Wilmington Trust Co. is
                                            trustee, (iv) 5,567,952 shares held
                                            directly by Shaw Family Trust IV and
                                            (v) 1,246,000 shares held by an
                                            irrevocable stock trust in the name
                                            of Shaw Family Trust IV, of which
                                            Wilmington Trust Co. is trustee.
                                            David E. Shaw is the trustee of the
                                            Shaw Family Trust IV. David E. Shaw
                                            disclaims beneficial ownership of
                                            the shares held by Shaw Family Trust
                                            IV except to the extent of his
                                            pecuniary interest therein.
              ------------------------------------------------------------------
              6. Shared Voting Power        5,207,861
                                            This includes (i) 81,627 shares held
                                            directly by D. E. Shaw & Co., Inc.,
                                            (ii) 17,500 shares held by an
                                            irrevocable stock trust in the name
                                            of D. E. Shaw & Co., Inc., of which
                                            Wilmington Trust Co. is trustee,
                                            (iii) 4,174,234 shares held directly
                                            by D. E. Shaw & Co., L.P. and (iv)
                                            934,500 shares held by an
                                            irrevocable stock trust in the name
                                            of D. E. Shaw & Co., L.P., of which
                                            Wilmington Trust Co. is trustee. D.
                                            E. Shaw & Co., Inc., which is wholly
                                            owned by David E. Shaw, is the
                                            general partner of D. E. Shaw & Co.,
                                            L.P. David E. Shaw disclaims
                                            beneficial ownership of the shares
Number of                                   held by D. E. Shaw & Co., L.P.
Shares                                      except to the extent of his
Beneficially                                pecuniary interest therein.
Owned by      ------------------------------------------------------------------
Each          7. Sole Dispositive Power     7,992,089
Reporting                                   This includes (i) 2,394,138 shares
Person                                      held by David E. Shaw directly, (ii)
With:                                       29,999 shares that are issuable upon
                                            the exercise of options held by
                                            David E. Shaw and (iii) 5,567,952
                                            shares held directly by Shaw Family
                                            Trust IV. David E. Shaw is the
                                            trustee of the Shaw Family Trust IV.
                                            David E. Shaw disclaims beneficial
                                            ownership of the shares held by Shaw
                                            Family Trust IV except to the extent
                                            of his pecuniary interest therein.


                                      Page 2 of 11 pages

              ------------------------------------------------------------------
              8. Shared Dispositive Power   4,255,861
                                            This includes (i) 81,627 shares held
                                            directly by D. E. Shaw & Co., Inc.
                                            and (ii) 4,174,234 shares held
                                            directly by D. E. Shaw & Co., L.P.
                                            D. E. Shaw & Co., Inc., which is
                                            wholly owned by David E. Shaw, is
                                            the general partner of D. E. Shaw &
                                            Co., L.P. David E. Shaw disclaims
                                            beneficial ownership of the shares
                                            held by D. E. Shaw & Co., L.P.
                                            except to the extent of his
                                            pecuniary interest therein. This
                                            does not include (i) 542,500 shares
                                            held by an irrevocable stock trust
                                            in the name of David E. Shaw, of
                                            which Wilmington Trust Co. is
                                            trustee with sole dispositive
                                            power, (ii) 17,500 shares held by
                                            an irrevocable stock trust in the
                                            name of D. E. Shaw & Co., Inc., of
                                            which Wilmington Trust Co. is
                                            trustee with sole dispositive power,
                                            (iii) 934,500 shares held by an
                                            irrevocable stock trust in the name
                                            of D. E. Shaw & Co., L.P., of which
                                            Wilmington Trust Co. is trustee with
                                            sole dispositive power and (iv)
                                            1,246,000 shares held by an
                                            irrevocable stock trust in the name
                                            of Shaw Family Trust IV, of which
                                            Wilmington Trust Co. is trustee with
                                            sole dispositive power.
--------------------------------------------------------------------------------
    9. Aggregate Amount Beneficially Owned by Each Reporting Person   14,988,450

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

   11. Percent of Class Represented by Amount in Row (9)                   36.4%
--------------------------------------------------------------------------------
   12. Type of Reporting Person     IN
--------------------------------------------------------------------------------


                               Page 3 of 11 pages

CUSIP NO. 482048 10 5
--------------------------------------------------------------------------------
    1. Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       D. E. Shaw & Co., Inc.
       13-3839469
--------------------------------------------------------------------------------
    2. Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)                                                                   |_|
       (b)                                                                   |X|
--------------------------------------------------------------------------------
    3. SEC Use only

--------------------------------------------------------------------------------
    4. Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
              5. Sole Voting Power          Not applicable
              ------------------------------------------------------------------
              6. Shared Voting Power        5,207,861
                                            This includes (i) 81,627 shares held
                                            directly by D. E. Shaw & Co., Inc.,
                                            (ii) 17,500 shares held by an
                                            irrevocable stock trust in the name
                                            of D. E. Shaw & Co., Inc., of which
                                            Wilmington Trust Co. is trustee,
                                            (iii) 4,174,234 shares held directly
                                            by D. E. Shaw & Co., L.P. and (iv)
                                            934,500 shares held by an
                                            irrevocable stock trust in the name
                                            of D. E. Shaw & Co., L.P., of which
                                            Wilmington Trust Co. is trustee. D.
                                            E. Shaw & Co., Inc., which is wholly
                                            owned by David E. Shaw, is the
Number of                                   general partner of D. E. Shaw & Co.,
Shares                                      L.P.
Beneficially  ------------------------------------------------------------------
Owned by      7. Sole Dispositive Power     Not applicable
Each          ------------------------------------------------------------------
Reporting     8. Shared Dispositive Power   4,255,861
Person                                      This includes (i) 81,627 shares held
With:                                       directly by D. E. Shaw & Co., Inc.
                                            and (ii) 4,174,234 shares held
                                            directly by D. E. Shaw & Co., L.P.
                                            D. E. Shaw & Co., Inc., which is
                                            wholly owned by David E. Shaw, is
                                            the general partner of D. E. Shaw &
                                            Co., L.P. This does not include (i)
                                            17,500 shares held by an irrevocable
                                            stock trust in the name of D. E.
                                            Shaw & Co., Inc., of which
                                            Wilmington Trust Co. is trustee with
                                            sole dispositive power and (ii)
                                            934,500 shares held by an
                                            irrevocable stock trust in the name
                                            of D. E. Shaw & Co., L.P., of which
                                            Wilmington Trust Co. is trustee with
                                            sole dispositive power.
--------------------------------------------------------------------------------
    9. Aggregate Amount Beneficially Owned by Each Reporting Person    5,207,861

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

   11. Percent of Class Represented by Amount in Row (9)                   12.7%
--------------------------------------------------------------------------------
   12. Type of Reporting Person   CO

--------------------------------------------------------------------------------


                               Page 4 of 11 pages

CUSIP NO. 482048 10 5
--------------------------------------------------------------------------------
    1. Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       D. E. Shaw & Co., L.P.
       13-3695715
--------------------------------------------------------------------------------
    2. Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)                                                                   |_|
       (b)                                                                   |X|
--------------------------------------------------------------------------------
    3. SEC Use only

--------------------------------------------------------------------------------
    4. Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
              5. Sole Voting Power          Not applicable
              ------------------------------------------------------------------
              6. Shared Voting Power        5,108,734
                                            This includes (i) 4,174,234 shares
                                            held directly by D. E. Shaw & Co.,
Number of                                   L.P. and (ii) 934,500 shares held by
Shares                                      an irrevocable stock trust in the
Beneficially                                name of D. E. Shaw & Co., L.P., of
Owned by                                    which Wilmington Trust Co. is
Each                                        trustee.
Reporting     ------------------------------------------------------------------
Person        7. Sole Dispositive Power     Not applicable
With:         ------------------------------------------------------------------
              8. Shared Dispositive Power   4,174,234
                                            This includes 4,174,234 shares held
                                            directly by D. E. Shaw & Co., L.P.
                                            This does not include 934,500 shares
                                            held by an irrevocable stock trust
                                            in the name of D. E. Shaw & Co.,
                                            L.P., of which Wilmington Trust Co.
                                            is trustee with sole dispositive
                                            power.
--------------------------------------------------------------------------------
    9. Aggregate Amount Beneficially Owned by Each Reporting Person    5,108,734

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

   11. Percent of Class Represented by Amount in Row (9)                   12.4%
--------------------------------------------------------------------------------
   12. Type of Reporting Person    PN

--------------------------------------------------------------------------------


                               Page 5 of 11 pages

CUSIP NO. 482048 10 5
--------------------------------------------------------------------------------
    1. Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Shaw Family Trust IV
       13-7191043
--------------------------------------------------------------------------------
    2. Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)                                                                   |_|
       (b)                                                                   |X|
--------------------------------------------------------------------------------
    3. SEC Use only

--------------------------------------------------------------------------------
    4. Citizenship or Place of Organization   New York

--------------------------------------------------------------------------------
              5. Sole Voting Power          6,813,952
                                            This includes (i) 5,567,952 shares
                                            held directly by the Shaw Family
                                            Trust IV and (ii) 1,246,000 shares
                                            held by an irrevocable stock trust
                                            in the name of Shaw Family Trust IV,
Number of                                   of which Wilmington Trust Co. is
Shares                                      trustee. David E. Shaw is the
Beneficially                                trustee of the Shaw Family Trust IV.
Owned by      ------------------------------------------------------------------
Each          6. Shared Voting Power        Not applicable
Reporting     ------------------------------------------------------------------
Person        7. Sole Dispositive Power     5,567,952
With:                                       This includes 5,567,952 shares held
                                            directly by the Shaw Family Trust
                                            IV. This does not include 1,246,000
                                            shares held by an irrevocable stock
                                            trust in the name of Shaw Family
                                            Trust IV, of which Wilmington Trust
                                            Co. is trustee with sole dispositive
                                            power. David E. Shaw is the trustee
                                            of the Shaw Family Trust IV.
              ------------------------------------------------------------------
              8. Shared Dispositive Power   Not applicable
--------------------------------------------------------------------------------
    9. Aggregate Amount Beneficially Owned by Each Reporting Person    6,813,952

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

   11. Percent of Class Represented by Amount in Row (9)                   16.6%
--------------------------------------------------------------------------------
   12. Type of Reporting Person    OO

--------------------------------------------------------------------------------


                               Page 6 of 11 pages

CUSIP NO. 482048 10 5
--------------------------------------------------------------------------------
    1. Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Derrick Cephas
--------------------------------------------------------------------------------
    2. Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)                                                                   |_|
       (b)                                                                   |X|
--------------------------------------------------------------------------------
    3. SEC Use only

--------------------------------------------------------------------------------
    4. Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
              5. Sole Voting Power          2,800
              ------------------------------------------------------------------
              6. Shared Voting Power        5,207,861
                                            This includes (i) 81,627 shares held
                                            by D. E. Shaw & Co., Inc., (ii)
                                            17,500 shares held by an irrevocable
                                            stock trust in the name of D. E.
                                            Shaw & Co., Inc., of which
                                            Wilmington Trust Co. is trustee,
                                            (iii) 4,174,234 shares held by D. E.
                                            Shaw & Co., L.P. and (iv) 934,500
                                            shares held by an irrevocable stock
                                            trust in the name of D. E. Shaw &
                                            Co., L.P., of which Wilmington Trust
                                            Co. is trustee. Derrick Cephas is a
                                            member of the board of directors of
                                            D. E. Shaw & Co., Inc. D. E. Shaw &
                                            Co., Inc., which is wholly owned by
                                            David E. Shaw, is the general
Number of                                   partner of D. E. Shaw & Co., L.P.
Shares                                      Derrick Cephas disclaims beneficial
Beneficially                                ownership of these shares.
Owned by      ------------------------------------------------------------------
Each          7. Sole Dispositive Power     2,800
Reporting     ------------------------------------------------------------------
Person        8. Shared Dispositive Power   4,255,861
With:                                       This includes (i) 81,627 shares held
                                            by D. E. Shaw & Co., Inc. and (ii)
                                            4,174,234 shares held by D. E. Shaw
                                            & Co., L.P. Derrick Cephas is a
                                            member of the board of directors of
                                            D. E. Shaw & Co., Inc. D. E. Shaw &
                                            Co., Inc., which is wholly owned by
                                            David E. Shaw, is the general
                                            partner of D. E. Shaw & Co., L.P.
                                            Derrick Cephas disclaims beneficial
                                            ownership of these shares. This does
                                            not include (i) 17,500 shares held
                                            by an irrevocable stock trust in the
                                            name of D. E. Shaw & Co., Inc., of
                                            which Wilmington Trust Co. is
                                            trustee with sole dispositive power
                                            and (ii) 934,500 shares held by an
                                            irrevocable stock trust in the name
                                            of D. E. Shaw & Co., L.P., of which
                                            Wilmington Trust Co. is trustee with
                                            sole dispositive power.
--------------------------------------------------------------------------------
    9. Aggregate Amount Beneficially Owned by Each Reporting Person    5,210,661

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

   11. Percent of Class Represented by Amount in Row (9)                   12.7%
--------------------------------------------------------------------------------
   12. Type of Reporting Person    IN

--------------------------------------------------------------------------------


                               Page 7 of 11 pages

ITEM 1.

   (a)  Name of Issuer

        Juno Online Services, Inc.

   (b)  Address of Issuer's Principal Executive Offices

        1540 Broadway
        New York, New York 10036

ITEM 2.

   (a)  Name of Person Filing

            This statement is filed by and on behalf of (i) David E. Shaw, a United States citizen, (ii) D. E. Shaw & Co., Inc., a Delaware company, (iii) D. E. Shaw & Co., L.P., a Delaware limited partnership, (iv) Shaw Family Trust IV, a trust organized under the laws of New York and (v) Derrick Cephas, a United States citizen.

   (b)  Address of Principal Business Offices or, if none, Residence

            The business address for each of these entities is 120 West 45th Street, New York, NY 10036.

   (c)  Citizenship

            United States

   (d)  Title of Class of Securities

            Common Stock

   (e)  CUSIP Number

            482048 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4. OWNERSHIP

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      See items 5-11 of cover sheets hereto.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following |_|.

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable.


                               Page 8 of 11 pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

      Not applicable.


                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: February 9, 2001

                                            By: /s/ David E. Shaw
                                                -----------------------
                                                David E. Shaw


                                            D. E. SHAW & CO., INC.


                                                  By: /s/ David E. Shaw
                                                      -----------------------
                                                      David E. Shaw
                                                      President


                                            D. E. SHAW & CO., L.P.


                                                  By:  D. E. Shaw & Co., Inc.,
                                                       its general partner


                                                  By: /s/ David E. Shaw
                                                      -----------------------
                                                      David E. Shaw
                                                      President


                                            SHAW FAMILY TRUST IV


                                                  By: /s/ David E. Shaw
                                                      -----------------------
                                                      David E. Shaw
                                                      Trustee


                                            By: /s/ Derrick Cephas
                                                -----------------------
                                                Derrick Cephas


                               Page 9 of 11 pages

                                    EXHIBITS


Exhibit I Joint Filing Agreement, dated February 9, 2001 among the signatories to this Schedule 13G.


                               Page 10 of 11 pages